EMBRAER FILES AMENDMENT TO ITS ANNUAL REPORT ON FORM 20-F/A

São José dos Campos, November 26, 2007 - Embraer- Empresa Brasileira de Aeronáutica S.A. (NYSE: ERJ; Bovespa: EMBR3) announced that it has filed an amended annual report on Form 20-F/A to restate its financial statements for the years ended December 31, 2004, 2005 and 2006, included in its Form 20-F for the year ended December 31, 2006 and originally filed with the U.S. Securities and Exchange Commission, or the SEC, on April 23, 2007. The restatement reflects certain adjustments previously disclosed in Embraer’s report on Form 6-K submitted to the SEC on August 15, 2007 and also referenced to in its report on Form 6-K submitted to the SEC on November 9, 2007.

The amended annual report on Form 20-F/A for the year ended December 31, 2006 is available on the Company’s website at www.embraer.com and all Embraer ADR holders have the ability, upon request, to receive hard copy of the document free of charge.

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PRESS OFFICES:

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Pedro Ferraz pedro.ferraz@embraer.com Cell: +1 954 651 1871 Tel.: +1 954 359 3414 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2007, Embraer had a workforce of 23,770 employees and a firm order backlog of US$ 17.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES:

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Pedro Ferraz pedro.ferraz@embraer.com Cell: +1 954 651 1871 Tel.: +1 954 359 3414 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986